FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 20 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 plc adopts IFRS sent to the London Stock Exchange on 20 July 2005


O2 PLC ADOPTS INTERNATIONAL FINANCIAL REPORTING STANDARDS

Released: 20 July 2005

O2 plc is required, under EU Regulations, to adopt International Financial Reporting Standards ("IFRS") as its primary basis of accounting for the year ending 31 March 2006. IFRS has replaced UK Generally Accepted Accounting Principles ("UK GAAP"), under which O2 has prepared and presented its financial statements up to 31 March 2005.

The principal effects on O2's reported financial information arise from the following differences in accounting under IFRS compared with UK GAAP:
-recognition of mobile number portability ("MNP") revenue on a net basis; -cessation of goodwill amortisation;
-recognition of all employee benefits, principally pension obligations; -inclusion of a charge for employee share schemes based on fair value; -recognition of certain financial instruments at fair value;
-recognition of certain deferred tax liabilities;
-de-recognition of dividends not declared at period end.

A full description of the differences between UK GAAP and IFRS, and the impact on O2 plc's primary financial information for the 12 months ended 31 March 2005 and 6 months ended 30 September 2004, and on the transition balance sheet at 1 April 2004, is presented in the following sections.



O2 plc
IFRS financial information

Contents


                                                                         Page

1   Basis of preparation                                                    3

2   Description of adjustments                                              7

3   Year ended 31 March 2005
           Consolidated income statement                                   13
           Consolidated balance sheet                                      15
           Consolidated cash flow statement and statement of net debt      18

4   Six months ended 30 September 2004
           Consolidated income statement                                   19
           Consolidated balance sheet                                      21
           Consolidated cash flow statement and statement of net debt      24

5   IFRS transition balance sheet at 1 April 2004
           Consolidated balance sheet                                      25
           Consolidated statement of net debt                              28

6   PricewaterhouseCoopers opinions
           Special purpose audit report as at 1 April 2004 and for
           the year ended 31 March 2005                                    29

           Special purpose review report for the six months ended 30
           September 2004                                                  30





1. Basis of preparation

Introduction

The O2 plc group ("the Group") is required, under European Union Regulation No. 1606/2002, to adopt International Financial Reporting Standards ("IFRS") as its primary basis of accounting for the year ending 31 March 2006 in place of UK Generally Accepted Accounting Principles ("UK GAAP"). Up to and including 31 March 2005, the Group has prepared and presented its financial statements in accordance with UK GAAP.

The IFRS financial information is based on all current IFRSs including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees. The European Union has endorsed all IFRSs with the exception of the amendment to IAS 19 "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures". In addition, the EU has adopted an amended version of IAS 39 "Financial Instruments: Recognition and Measurement" which excludes certain requirements arising on the fair value option for financial liabilities and certain aspects of hedge accounting. The Group has assumed the EU will endorse the amended IAS 19 in the preparation of the IFRS financial information. The sections excluded from the EU endorsed version of IAS 39 are not relevant to the Group.

The IFRS financial information in this document has been prepared in accordance with the accounting policies expected to be applied in the Group's first IFRS financial statements for the year ended 31 March 2006. Those financial statements will be prepared in accordance with the accounting standards and interpretations adopted for use in the European Union effective at that date.

IFRS 1 transition exemptions

IFRS 1 "First time adoption of International Financial Reporting Standards" prescribes how the Group should apply IFRS for the first time in preparing its consolidated financial statements. In general, the accounting policies expected to be adopted by the Group at 31 March 2006 should be applied retrospectively in preparing the transition balance sheet at 1 April 2004 and in all subsequent periods.

IFRS 1 contains certain exemptions from the requirement to fully adopt IFRS in the opening balance sheet. The Group has applied the relevant exemptions as follows:


--------------------------------------------------------------------------------
IFRS 3 - Business        The Group has elected not to apply IFRS 3
combinations             retrospectively to business combinations
                         occurring prior to the transition to IFRS on 1
                         April 2004. Accordingly the carrying value of the Group's goodwill under IFRS is GBP3,189 million, being the UK GAAP carrying value at 1
                         April 2004.

--------------------------------------------------------------------------------
IAS 16 - Fair value or   The Group has elected to continue to recognise
revaluation as deemed    all property, plant and equipment ("PPE") at its
cost                     historic UK GAAP carrying value and not to
                         measure any item of PPE at fair value at 1 April
                         2004.

--------------------------------------------------------------------------------
IAS 19 - Employee        The Group has elected to recognise all
benefits                 cumulative actuarial gains and losses as at 1
                         April 2004 on the consolidated balance sheet.

--------------------------------------------------------------------------------
IAS 21 - Cumulative      The Group will retain all existing translation
translation              differences arising on its foreign operations in
differences              reserves rather than utilise the exemption to
                         set these translation differences to zero on transition to IFRS.

--------------------------------------------------------------------------------
IAS 32 and IAS 39 -      The Group has applied IAS 39 from transition on
Financial instruments    1 April 2004 and has not taken advantage of the
                         exemption to apply IAS 39 from 1 April 2005.

--------------------------------------------------------------------------------
IFRS 2 - Share-based     The Group has elected not to apply IFRS 2 to
payment transactions     share-based payments granted prior to 7 November
                         2002. The Group has not accounted for
                         share-based payments granted prior to that date.

--------------------------------------------------------------------------------



1. Basis of preparation (continued)

Transition date

The Group's transition date, being the beginning of the earliest period for which full comparative information is presented in accordance with IFRS, is 1 April 2004 in accordance with IFRS 1. The Group's first set of externally reported IFRS results will be contained in the interim statement for the half year ending 30 September 2005, to be reported in November 2005. This will be followed by the preliminary announcement and full financial statements for the year ending 31 March 2006, to be reported in May 2006.


Selected accounting policies

On the adoption of IFRS, the Group's accounting policies have changed from those applied under UK GAAP in certain areas. The accounting policies of the Group which are affected significantly by the adoption of IFRS, and are applied in the preparation of the consolidated IFRS financial information in this document, are set out below. The IFRS accounting policies have been applied consistently to all periods presented and in preparing an opening IFRS balance sheet at 1 April 2004 for the purposes of the transition to IFRS.


Basis of preparation

The consolidated IFRS financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through the income statement.


Goodwill

Goodwill, arising from the purchase of subsidiary undertakings, represents the excess of the cost of acquisition over the fair value of the Group's share of the net identifiable assets and liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.


Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).


Other intangible assets

Software

Non-current assets which incorporate both tangible and intangible elements are assessed to determine whether they should be classed as an intangible fixed asset or as property, plant and equipment. The treatment is determined by an assessment of which element is more significant.


Employee benefits

Pension obligations

The Group operates both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that sets the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions on behalf of employees and under which there is no legal or constructive obligation to pay further contributions for employees' service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.


1. Basis of preparation (continued)

Selected accounting policies (continued)

Employee benefits - Pension obligations

In accordance with IAS 19 "Employee benefits", on transition to IFRS the Group has elected to recognise the full assets and liabilities of its defined benefit pension schemes on the consolidated balance sheet. Thereafter, the Group has elected to recognise actuarial gains and losses in full in the statement of recognised income and expense in the period in which they arise.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.


Share-based payments

The Group has accounted for share awards and share options granted since 7 November 2002 using fair values. The fair values have been calculated using an appropriate option valuation model adjusted for the expected effect of performance conditions.

The Group recognises an expense for share based payments based on the fair value of the service rendered by the employee in return for the share awards or share options. The fair value is calculated at the grant date and excludes the impact of non-market conditions. Instead, the expense is adjusted for the effect of non-market conditions at each reporting date through the number of share awards or share options expected to be exercisable. The effect of market conditions is included in the fair value at the date of grant and is recognised as an expense irrespective of whether the market condition is satisfied.


Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax arising from the initial recognition of an asset or liability, which affects neither accounting nor taxable profit, is not normally recognised. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.


Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.


Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(1) hedges of the fair value of recognised assets or liabilities (fair value hedge);
(2)   hedges of highly probable forecast transactions (cash flow hedges); or
(3)   hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.


1. Basis of preparation (continued)

Selected accounting policies (continued)

Accounting for derivative financial instruments and hedging activities


Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.


Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.


Hedges of net investments in foreign operations

Any gain or loss on the hedging instrument, which is used to hedge a net investment in a foreign operation, relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. The ineffective portion relates to the forward points (comprising the interest rate differential between the currencies) excluded from the effectiveness testing which is completed on a spot to spot basis.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.


Derivatives which are not designated as hedges

Derivative financial instrument which are used as economic hedges of foreign exchange exposures on recognised monetary assets or liabilities are not designated as hedges. In these circumstances, hedge accounting is not applied and gains or losses arising on the hedging instruments are recognised in the income statement and offset the movement in value of the monetary asset or liability.


Presentation of financial information

The primary statements within the financial information contained in this document have been presented in accordance with IAS 1 "Presentation of Financial Statements".

Items of income or expense which require separate disclosure, owing to their size or incidence, are disclosed as "exceptional items" on the face of the income statement, as the Group believes such presentation is relevant to an understanding of financial performance.

The Group defines "net debt" as its current and non-current borrowings together with the fair value of related derivatives, cash and cash equivalents and other financial assets, excluding liabilities relating to accrued interest on borrowings.

Transactions with equity shareholders, in their capacity as equity shareholders, are presented in the "statement of changes in equity". A statement of changes in equity will be published in the Group's first IFRS interim statement.


2. Description of adjustments

Reconciliation of UK GAAP to IFRS retained profit for the year ended 31 March 2005 and for the six months ended 30 September 2004, and equity for the transition balance sheet at 1 April 2004 and as at 30 September 2004 and 31 March 2005.


--------------------------------------------------------------------------------
Retained profit            Adjustment                   Year             Six
                            reference                  ended          months
                                                    31 March        ended 30
                                                        2005       September
                                                        GBPm            2004

As reported
under UK GAAP                                            105             236

Revenue
recognition                         1                      -               -

Cessation of
goodwill
amortisation                        2                    200             100

Pensions                            3                     (7)              -

Share-based
payments                            4                     (2)             (1)

Recognition of
financial
instruments                         5                      2               1

UMTS licence
creditor                            6                     (1)              -

De-recognition
of dividends                        7                    196               -
                                                     ---------------------------
Restated under IFRS                                      493             336
                                                     ---------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Equity                     Adjustment      As at    As at 30          As at
                            reference   31 March   September        1 April
                                            2005        2004           2004
                                            GBPm        GBPm           GBPm

As reported
under UK GAAP                             10,281      10,403         10,094

Cessation of
goodwill
amortisation                        2        200         100              -

Pensions                            3       (119)        (93)           (93)

Recognition of
financial
instruments                         5          -          (2)            (3)

UMTS licence
creditor                            6         (3)         (2)            (2)

De-recognition
of dividends                        7        196           -              -

Deferred tax
liability                           8       (358)       (358)          (358)

Other employee
benefits                            9         (2)         (2)            (2)
                                         ---------------------------------------
Restated under IFRS                       10,195      10,046          9,636
                                         ---------------------------------------
--------------------------------------------------------------------------------


The major areas of difference between UK GAAP and IFRS which impact the Group's financial information comprise the following:


Adjustment 1 - Revenue recognition

O2 UK receives income and incurs a related expense on calls which are "ported" to another mobile operator. Porting arises when an O2 customer leaves O2 and joins another operator and takes ("ports") their existing mobile number to the new network. All calls received by that customer are still routed via the O2 network to the network of the new operator. For all incoming calls to the O2 network, O2 receives a termination fee per minute and is required to pass that termination fee to the new operator. The receiving operator pays O2 a small commission for conveying the call.

Under UK GAAP the Group recognised the termination fees on a gross basis and thus included these amounts in both revenue and cost of sales. The Group has reconsidered this policy under IAS 18, which states that in an agency relationship the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are therefore not revenue. Instead, revenue is the amount of commission. Accordingly under IFRS, the Group will recognise the termination payments on a net basis.


2. Description of adjustments (continued)

Adjustment 1 - Revenue recognition (continued)

The impact of this adjustment on the income statement of the Group and O2 UK is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Revenue                                             (108)           (58)
Cost of sales                                        108             58
                                              ----------------------------------
Gross profit                                           -              -
                                              ----------------------------------

This adjustment reduces O2 UK's service revenue and cost of sales and is solely a reclassification which does not alter profit or cash flows. However, the reported EBITDA margin will rise and average revenue per user ("ARPU") has been restated downwards as a consequence of this adjustment.

The commission received by O2 from the receiving operator, described above, which totals GBP12 million for the year ended 31 March 2005, has been reclassified from service revenue to other revenue. This adjustment has no effect on the Group's total revenue.

Adjustment 2 - Goodwill amortisation

IFRS 3 "Business combinations" prohibits the annual amortisation of goodwill and instead subjects such goodwill to an annual impairment review. The carrying value of goodwill at the date of transition to IFRS is GBP3,189 million and the amortisation charge ceases from that date.

Accordingly, the impact on the income statement of the Group is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Goodwill amortisation                                200            100
                                              ----------------------------------



Adjustment 3 - Pensions

In accordance with IAS 19 "Employee benefits", on transition to IFRS the Group has elected to recognise the net deficit of its defined benefit pension schemes on the consolidated balance sheet. Thereafter, the Group has elected to recognise actuarial gains and losses in full in the statement of recognised income and expense, rather than in the income statement, in the period in which they arise.

The impact on the Group's income statement of the adoption of IAS 19 is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Pension costs -
administrative expenses                               (6)             -

Pension costs - net
financing costs                                       (1)             -
                                              ----------------------------------
                                                      (7)             -
                                              ----------------------------------

Actuarial losses - in
statement of total
recognised income and
expense                                              (19)             -
                                              ----------------------------------


2. Description of adjustments (continued)

Adjustment 3 - Pensions (continued)

The pension deficit recognised on the consolidated balance sheet is as follows:


                                                      At             At
                                                31 March        1 April
                                                    2005           2004
                                                    GBPm           GBPm

Retirement benefit obligations                      (126)          (105)
                                              ----------------------------------

The operating charge included within administrative expenses under IAS 19 represents the current service cost, and the net financing charge represents the net of the expected return on scheme assets and the unwinding of the discount on the scheme liabilities. The actuarial losses arise on experience adjustments (being the effects of the differences between the previous actuarial assumptions and what has actually occurred) and the impact of changes in actuarial assumptions.


Adjustment 4 - Share-based payments

The Group has historically accounted for share scheme costs under UK GAAP using the intrinsic value. IFRS 2 "Share based payments" requires the value of all share based payments to be measured, and an expense recognised in the income statement, based on fair value. Additionally, under UK GAAP, Inland Revenue approved SAYE schemes are exempt from the requirement to recognise a charge whereas under IFRS there is no such exemption.

The impact on the Group's income statement of the adoption of IFRS 2 in accounting for share-based payments is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Administrative expenses                               (2)            (1)
                                              ----------------------------------


Adjustment 5 - Financial instruments

The Group holds financial instruments principally to finance its operations, for the temporary investment of short term funds and to manage currency and interest rate risks arising from its operations. IAS 39 "Financial instruments:
Recognition and measurement" addresses the accounting for financial instruments.

Since the transition to IFRS on 1 April 2004, the Group has prepared documentation and performed effectiveness testing procedures for certain derivative financial instruments which are designated as hedges. This permits the application of hedge accounting for these instruments

The impact on the Group's income statement of the adoption of IAS 39 is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Net financing costs                                    2              1
                                              ----------------------------------

The impact on the consolidated balance sheet of the adoption of IAS 39 is as follows:


                                                       At             At
                                                 31 March        1 April
                                                     2005           2004
                                                     GBPm           GBPm

Net assets                                              -            (3)
                                              ----------------------------------

The Group's cash flow hedges and hedges of net investments in foreign operations do not give rise to significant adjustments under IAS 39.


2. Description of adjustments (continued)

Adjustment 5 - Financial instruments (continued)

The main components of the IAS 39 adjustments are:


Fair value hedges

The Group holds EUR1,000 million of interest rate swaps which hedge certain fixed rate borrowings by denominating them as floating rate. Under IAS 39, these interest rate swaps are a fair value hedge and are accounted for using hedge accounting. The interest rate swaps at 31 March 2005 result in the recognition of a non-current asset of GBP21 million (1 April 2004: GBP56 million) with a corresponding increase in the value of the Group's non-current borrowings. There is no impact on the Group's net assets.


Derivatives which are not designated as hedges

The Group uses forward foreign exchange contracts to hedge exchange rate movements on certain monetary assets. The overall effect of recognition of these derivatives is to increase current liabilities by GBP1 million at 1 April 2004, with no impact at 31 March 2005.


Other adjustments - accrued interest reclassification

IAS 39 requires all accrued interest on borrowings to be classified within the "borrowings" balance in the consolidated balance sheet. Accrued interest is also required to be recorded at its un-hedged rate if it has been hedged by an interest rate swap. Under UK GAAP, interest is accrued at the hedged rate and classified as an accrual rather than as part of the borrowings balance. At 31 March 2005, accrued interest totalling GBP13 million was reclassified from accruals to borrowings (1 April 2004: GBP14 million).

IAS 39 also requires accrued interest on cash and cash equivalents to be included within the cash balance reported in the consolidated balance sheet, although the impact is not significant.


Adjustment 6 - UMTS licence creditor

In the year ended 31 March 2003, O2 Ireland purchased a UMTS "B" licence. The total licence fee was EUR114 million with payments phased over fifteen years. Under UK GAAP the asset and liability are recognised at their undiscounted value whereas under IFRS, the asset cost is recorded at the discounted present value of the payments and a corresponding creditor established.

The effect at 1 April 2004 is to reduce the carrying value of O2 Ireland's UMTS licence and creditor by GBP13 million and to recognise an interest cost of GBP1 million in the year ended 31 March 2005 representing the unwinding of the discount on the long-term liability.


The impact on the Group's income statement is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Net financing costs                                   (1)             -
                                              ----------------------------------



The impact on the Group's consolidated balance sheet is as follows:


                                                       At            At
                                                 31 March       1 April
                                                     2005          2004
                                                     GBPm          GBPm

Other intangible assets                               (13)          (13)
Non-current liabilities: trade and other
payables                                               10            11
                                              ----------------------------------
Net assets                                             (3)           (2)
                                              ----------------------------------


2. Description of adjustments (continued)

Adjustment 7 - Dividends

Under IAS 10 "Events after the balance sheet date", if an entity declares a dividend after the balance sheet date, the entity shall not recognise that dividend as a liability at the balance sheet date.

The dividend declared by the Group in May 2005 totalling GBP196 million is not recognised in the year ended 31 March 2005 under IFRS but is recognised under UK GAAP. The impact on the Group's consolidated balance sheet is as follows:


                                                       At            At
                                                 31 March       1 April
                                                     2005          2004
                                                     GBPm          GBPm

Current liabilities: other payables                   196             -
                                              ----------------------------------

Adjustment 8 - Taxation

IAS 12 "Income taxes" bases the calculation of the deferred tax assets and liabilities on the difference between tax carrying values and balance sheet carrying values, rather than the income statement approach required by FRS 19 "Deferred tax". As a result, the scope of IAS 12 is wider than that of FRS 19. IAS 12 requires a deferred tax liability in respect of rolled over gains to be recognised, irrespective of whether there is an expectation that the gain will crystallise.

The Group is required to recognise a deferred tax liability of GBP358 million on transition to IFRS relating to a gain arising prior to the Group's demerger from BT. The gain arose on BT's disposal of a non-mobile UK business which was rolled over into the goodwill relating to one of O2's operating businesses. This deferred tax liability is expected to reverse in the short to medium term as part of an internal reorganisation and, as a result, will be recognised as a credit in the tax line in the income statement of the Group in the corresponding period.

The other adjustments between UK GAAP and IFRS have no taxation effect as each adjustment either gives rise to a deferred tax asset in an entity where it is currently inappropriate to recognise further deferred tax assets or gives rise to a deferred tax liability in an entity which is already carrying unrecognised deferred tax assets such that a portion of that asset would be recognised to the extent of the any liability.

Adjustment 9 - Other employee benefits

The Group has recognised a liability of GBP2 million under IFRS on transition at 1 April 2004 in respect of holiday pay which under IAS 19 is defined as a short-term compensated absence.

Adjustment 10 - Software reclassification

Certain software, classified as tangible fixed assets under UK GAAP, has been assessed in accordance with IAS 38 and is reclassified to intangible assets under IFRS.

The impact on the Group's income statement is as follows:


                                                    Year     Six months
                                                   ended       ended 30
                                                31 March      September
                                                    2005           2004
                                                    GBPm           GBPm

Depreciation                                         171             89
Other amortisation                                  (171)           (89)
                                              ----------------------------------
                                                       -              -
                                              ----------------------------------


The impact on the Group's consolidated balance sheet is as follows:


                                                       At            At
                                            31 March 2005       1 April
                                                                   2004
                                                     GBPm          GBPm

Property, plant and equipment                        (606)         (530)
Other intangible assets                               606           530
                                              ----------------------------------
                                                        -             -
                                              ----------------------------------

2. Description of adjustments (continued)

Adjustment 11 - Joint ventures and associates

Under both UK GAAP and IFRS, the profits and losses of joint ventures and associates are recognised under the equity method of accounting. IFRS requires the Group's share of the post tax profits or losses to be included in one line in the income statement whereas under UK GAAP the Group's share of the interest and tax of associates are included under those headings in the profit and loss account.

The effect on the Group for the year ended 31 March 2005 is to reclassify a interest receivable of GBP1 million and a tax charge of GBP1 million to the "share of result of joint ventures and associates" line.

Adjustment 12 - Cash reclassification

IAS 7 "Cash flow statements" requires cash, which comprises cash on hand, demand deposits and cash equivalents to be reported in one line on the face of the balance sheet. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash, UK GAAP does not recognise cash equivalents and such items are classified as current asset investments.

The impact on the Group's consolidated balance sheet is as follows:


                                                       At            At
                                                 31 March       1 April
                                                     2005          2004
                                                     GBPm          GBPm

Other financial assets                               (968)         (645)
Cash and cash equivalents                             968           645
                                              ----------------------------------
                                                        -             -
                                              ----------------------------------




Consolidated income statement - IFRS format
Year ended 31 March 2005


                                               UK           IFRS
                                             GAAP    adjustments       IFRS
                                         (audited)    (unaudited)(unaudited)
                                             GBPm           GBPm       GBPm
--------------------------------------------------------------------------------
Revenue                                     6,683          (108)      6,575
Cost of sales                              (3,799)          108      (3,691)
--------------------------------------------------------------------------------
Gross profit                                2,884             -       2,884

Administrative expenses                    (2,543)          192      (2,351)

EBITDA1                                     1,768            (8)      1,760
Depreciation before exceptional items        (931)          171        (760)
Goodwill amortisation                        (200)          200           -
UMTS licences amortisation                   (169)            -        (169)
Other amortisation                            (82)         (171)       (253)
--------------------------------------------------------------------------------
Operating profit before exceptional items     386           192         578
Exceptional items                             (45)            -         (45)
--------------------------------------------------------------------------------
Operating profit                              341           192         533

Share of result of joint ventures and
associated undertakings                        (3)            -          (3)
Costs of capital reorganisation               (20)            -         (20)
Net financing costs                            (9)           (1)        (10)
--------------------------------------------------------------------------------
Profit before taxation                        309           191         500
Taxation                                       (8)            1          (7)
--------------------------------------------------------------------------------
Profit for the year attributable to
equity shareholders                           301           192         493
Dividends                                    (196)          196           -
--------------------------------------------------------------------------------
Retained profit for the year                  105           388         493
--------------------------------------------------------------------------------
Basic earnings per share (pence)              3.5           2.2         5.7
--------------------------------------------------------------------------------
Diluted earnings per share (pence)            3.4           2.2         5.6
--------------------------------------------------------------------------------


Consolidated statement of recognised income and expense - IFRS format Year ended 31 March 2005


                                               UK          IFRS
                                             GAAP   adjustments         IFRS
                                         (audited)   (unaudited)  (unaudited)
                                             GBPm          GBPm         GBPm
--------------------------------------------------------------------------------

Exchange differences on translation of
foreign operations                             68            54         122
Net investment hedges                           -           (54)        (54)
Actuarial gains/(losses) on defined
benefit plans                                   -           (19)        (19)
--------------------------------------------------------------------------------
Net income recognised directly in
reserves                                       68           (19)         49
Profit for the financial year                 301           192         493
--------------------------------------------------------------------------------
Total recognised gains relating to the year   369           173         542
--------------------------------------------------------------------------------

1EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates. EBITDA is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit or profit before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.


UK GAAP to IFRS restatement - detailed adjustments in IFRS format
Consolidated profit and loss account
Year ended 31 March 2005



                               ---------------------------------------------------------------------------------
                                     1        2        3          4         5        6        7      10       11

                                           Good-                        Finan-     UMTS            Soft-     JV's
                            As  Revenue     will              Share-      cial  licence             ware      and
                    previously   recog-   amort-               based   instru-    cred-   Divid-     re-    asso-
                      reported   nition  isation  Pensions  payments     ments     itor     ends   class   ciates  IFRS
                          GBPm     GBPm     GBPm      GBPm      GBPm      GBPm     GBPm     GBPm    GBPm     GBPm  GBPm
------------------------------------------------------------------------------------------------------------------------
Revenue                  6,683     (108)                                                                          6,575
Cost of sales           (3,799)     108                                                                          (3,691)
------------------------------------------------------------------------------------------------------------------------
Gross profit             2,884        -        -         -         -         -       -        -       -       -   2,884

Administrative
expenses                (2,543)              200        (6)       (2)                                            (2,351)

EBITDA1                  1,768        -        -        (6)       (2)        -       -        -       -       -   1,760
Depreciation before
exceptional items         (931)                                                                     171            (760)
Goodwill
amortisation              (200)              200                                                                      -
UMTS licences
amortisation              (169)                                                                                    (169)
Other amortisation         (82)                                                                    (171)           (253)
------------------------------------------------------------------------------------------------------------------------
Operating profit
before exceptional
items                      386        -      200        (6)      (2)         -       -         -      -       -     578
Exceptional items          (45)                                                                                     (45)
------------------------------------------------------------------------------------------------------------------------
Operating profit           341        -      200        (6)      (2)         -       -         -      -       -     533

Share of joint
ventures and
associated
undertakings                (3)                                                                               -      (3)
Costs of capital
reorganisation             (20)                                                                                     (20)
Net financing costs         (9)                         (1)                  2       (1)                     (1)    (10)
------------------------------------------------------------------------------------------------------------------------
Profit before
taxation                   309        -      200        (7)      (2)         2       (1)       -        -    (1)    500
Taxation                    (8)                                                                               1      (7)
------------------------------------------------------------------------------------------------------------------------
Profit for the year
attributable to
equity shareholders        301        -      200        (7)      (2)         2       (1)       -        -     -     493
Dividends                 (196)       -                                                      196                      -
------------------------------------------------------------------------------------------------------------------------
Profit for the year        105        -      200        (7)      (2)         2       (1)     196        -     -     493
------------------------------------------------------------------------------------------------------------------------



Consolidated balance sheet - IFRS format
As at 31 March 2005


                                               UK          IFRS
                                             GAAP   adjustments         IFRS
                                         (audited)   (unaudited)  (unaudited)
                                             GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Assets
Non-current assets
Property, plant and equipment               4,449          (606)      3,843
Goodwill                                    3,011           200       3,211
Other intangible assets                     4,034           593       4,627
Derivative financial instruments                -            21          21
Investments in joint ventures and
associated undertakings                         2             -           2
--------------------------------------------------------------------------------
                                           11,496           208      11,704
--------------------------------------------------------------------------------
Current assets
Inventory                                      87             -          87
Trade and other receivables                 1,035            (6)      1,029
Derivative financial instruments               25             3          28
Other financial assets                      1,285          (968)        317
Cash and cash equivalents                      41           968       1,009
--------------------------------------------------------------------------------
                                            2,473            (3)      2,470
--------------------------------------------------------------------------------
Current liabilities
Borrowings                                    (56)          (15)        (71)
Trade and other payables                   (1,968)          202      (1,766)
Current tax liabilities                        (7)            -          (7)
Provisions                                     (9)            -          (9)
--------------------------------------------------------------------------------
                                           (2,040)          187      (1,853)
--------------------------------------------------------------------------------
Net current assets                            433           184         617
--------------------------------------------------------------------------------
Total assets less current liabilities      11,929           392      12,321
--------------------------------------------------------------------------------
Non-current liabilities
Borrowings                                 (1,348)          (22)     (1,370)
Retirement benefit obligations                (18)         (108)       (126)
Trade and other payables                      (55)           10         (45)
Deferred tax liabilities                     (131)         (358)       (489)
Provisions                                    (96)            -         (96)
--------------------------------------------------------------------------------
                                           (1,648)         (478)     (2,126)
--------------------------------------------------------------------------------
Net assets                                 10,281           (86)     10,195
--------------------------------------------------------------------------------

Equity
Ordinary share capital                          9             -           9
Share premium                                 375             -         375
Other reserves                              2,913            (1)      2,912
Retained earnings                           6,984           (85)      6,899
--------------------------------------------------------------------------------
Total equity                               10,281           (86)     10,195
--------------------------------------------------------------------------------



UK GAAP to IFRS restatement - detailed adjustments in IFRS format
Consolidated balance sheet


                               --------------------------------------------------------------------------
                               Adjustments
                               --------------------------------------------------------------------------
                               2        3          5         6      7      8         9        10       12
                                                                         De-
                        Goodwill                          UMTS        ferred     Other
                     UK  amorti-            Financial  licence  Divi-  taxa-  employee  Software     Cash
                   GAAP   sation  Pension instruments creditor  dends   tion  benefits   reclass  reclass    IFRS
                   GBPm     GBPm     GBPm        GBPm     GBPm   GBPm   GBPm      GBPm      GBPm     GBPm    GBPm
-----------------------------------------------------------------------------------------------------------------
Assets
Non-current
assets
Property,
plant and
equipment         4,449                                                                     (606)           3,843
Goodwill          3,011      200                                                                            3,211
Other intangible
assets            4,034                                    (13)                              606            4,627
Derivative
financial
instruments           -                            21                                                          21
Investments in
joint ventures
and associated
undertakings          2                                                                                         2
-----------------------------------------------------------------------------------------------------------------
                 11,496      200        -          21      (13)     -      -         -         -        -  11,704
-----------------------------------------------------------------------------------------------------------------
Current assets
Inventory            87                                                                                        87
Trade and other
receivables       1,035                (6)                                                                  1,029
Derivative
financial
instruments          25                             3                                                          28
Other financial
assets            1,285                                                                              (968)    317
Cash and cash
equivalents          41                                                                               968   1,009
-----------------------------------------------------------------------------------------------------------------
                  2,473        -       (6)          3        -      -      -         -         -        -   2,470
-----------------------------------------------------------------------------------------------------------------
Current
liabilities
Borrowings          (56)                          (15)                                                        (71)
Trade and
other payables   (1,968)               (5)         13             196               (2)                    (1,766)
Current tax
liabilities          (7)                                                                                       (7)
Provisions           (9)                                                                                       (9)
-----------------------------------------------------------------------------------------------------------------
                 (2,040)       -       (5)         (2)       -    196      -        (2)        -        -  (1,853)
-----------------------------------------------------------------------------------------------------------------
Net current
assets              433        -      (11)          1        -    196      -        (2)        -              617
-----------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities      11,929      200      (11)         22      (13)   196      -        (2)        -        -  12,321
-----------------------------------------------------------------------------------------------------------------
Non-current
liabilities
Borrowings       (1,348)                          (22)                                                     (1,370)
Retirement
benefit
obligations         (18)             (108)                                                                   (126)
Trade and
other payables      (55)                                    10                                                (45)
Deferred tax
liabilities        (131)                                                (358)                                (489)
Provisions          (96)                                                                                      (96)
-----------------------------------------------------------------------------------------------------------------
                 (1,648)       -     (108)        (22)      10      -   (358)        -         -        -  (2,126)
-----------------------------------------------------------------------------------------------------------------
Net assets       10,281      200     (119)          -       (3)   196   (358)       (2)        -        -  10,195
-----------------------------------------------------------------------------------------------------------------
Equity
Ordinary share
capital               9                                                                                         9
Share premium       375                                                                                       375
Other reserves    2,913                            (1)                                                      2,912
Retained
earnings          6,984      200     (119)          1       (3)   196   (358)       (2)                     6,899
-----------------------------------------------------------------------------------------------------------------
Total equity     10,281      200     (119)          -       (3)   196   (358)       (2)        -        -  10,195
-----------------------------------------------------------------------------------------------------------------



UK GAAP to IFRS format reconciliation
Consolidated balance sheet
As at 31 March 2005


                                  -------------------------------------------------------------
                                  Reclassifications
                                  -------------------------------------------------------------
                             As   Goodwill     Financial  Provisions      Current   Non-current   UK GAAP
                     previously              instruments    analysis  liabilities   liabilities  balances
                       reported                                                                   in IFRS
                                                                                                   format
                           GBPm       GBPm          GBPm       GBPm          GBPm          GBPm      GBPm
------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                               Non-current
                                                                                                           assets
                                     3,011                                                         3,011   Goodwill
Intangible
assets                    7,045     (3,011)                                                        4,034   Other
                                                                                                           intangible
                                                                                                           assets
Tangible
assets                    4,449                                                                    4,449   Property,
                                                                                                           plant and
                                                                                                           equipment
Investments                   2                                                                        2   Investments
                                                                                                           in JV's and
                                                                                                           associates
------------------------------------------------------------------------------------------------------------------------
                         11,496          -             -          -             -             -   11,496
------------------------------------------------------------------------------------------------------------------------
Current assets                                                                                             Current
                                                                                                           assets
Stocks                       87                                                                       87   Inventory
Debtors                   1,060                      (25)                                          1,035   Trade and
                                                                                                           other
                                                                                                           receivables
                              -                       25                                              25   Derivative
                                                                                                           financial
                                                                                                           instruments
Investments               1,285                                                                    1,285   Other
                                                                                                           financial
                                                                                                           assets
Cash and cash
equivalents                  41                                                                       41   Cash and cash
                                                                                                           equivalents
------------------------------------------------------------------------------------------------------------------------
                          2,473          -             -          -             -             -    2,473
                                                                                                           Current
                                                                                                           liabilities
Creditors:
amounts
falling due
within one
year                     (2,031)                                            1,975                    (56)  Borrowings
                                                                           (1,968)                (1,968)  Trade and
                                                                                                           other
                                                                                                           payables
                                                                               (7)                    (7)  Current tax
                                                                                                           liabilities
                                                                 (9)                                  (9)  Provisions
------------------------------------------------------------------------------------------------------------------------
                         (2,031)         -             -         (9)            -             -   (2,040)
------------------------------------------------------------------------------------------------------------------------
Net current
assets                      442          -             -         (9)            -             -      433
------------------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities              11,938          -             -         (9)            -             -   11,929
------------------------------------------------------------------------------------------------------------------------
                                                                                                           Non-current
                                                                                                           liabilities
Creditors:
amounts
falling due
after more
than one year            (1,403)                                                             55   (1,348)  Borrowings
                                                                (18)                                 (18)  Retirement
                                                                                                           benefit
                                                                                                           obligations
                                                                                            (55)     (55)  Trade and
                                                                                                           other
                                                                                                           payables
                                                               (131)                                (131)  Deferred tax
                                                                                                           liability
Provisions for
liabilities
and charges                (254)                                158                                  (96)  Provisions
------------------------------------------------------------------------------------------------------------------------
Net assets               10,281          -             -          -             -             -   10,281   Net assets
------------------------------------------------------------------------------------------------------------------------

Capital and
reserves
Called up
share capital                 9                                                                        9   Ordinary
                                                                                                           share
                                                                                                           capital
Share premium               375                                                                      375   Share
                                                                                                           premium
Other reserves            2,913                                                                    2,913   Other
                                                                                                           reserves
Profit and
loss account              6,984                                                                    6,984   Retained
                                                                                                           earnings
------------------------------------------------------------------------------------------------------------------------
Shareholders'
funds                    10,281          -             -          -             -             -   10,281   Total
                                                                                                           equity
------------------------------------------------------------------------------------------------------------------------

Consolidated cash flow statement - IFRS format
Year ended 31 March 2005



                                              UK          IFRS
                                            GAAP   adjustments         IFRS
                                        (audited)   (unaudited)  (unaudited)
                                            GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations             1,755             -       1,755
Tax paid                                     (15)            -         (15)
--------------------------------------------------------------------------------
Net cash from operating activities         1,740             -       1,740
--------------------------------------------------------------------------------
Cash flows from investing activities
Purchase of property, plant and
equipment                                 (1,287)          144      (1,143)
Purchase of intangible assets                (60)         (144)       (204)
Investment in joint venture                   (2)            -          (2)
Management of other financial assets        (302)          316          14
Dividends received from associated
undertakings                                   7             -           7
Interest received                             28             2          30
--------------------------------------------------------------------------------
Net cash used in investing activities     (1,616)          318      (1,298)
--------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from issue of ordinary
share capital                                 24             -          24
Interest paid                                (68)            -         (68)
Purchase of own shares                        (1)            -          (1)
Settlement of cross-currency swaps            22             -          22
Settlement of forward foreign exchange
contracts                                    (32)            -         (32)
Premium paid to shareholders in
capital reorganisation                       (15)            -         (15)
Costs of capital reorganisation              (15)            -         (15)
Repayment of borrowings including
finance leases                               (21)            -         (21)
--------------------------------------------------------------------------------
Net cash used in financing activities       (106)            -        (106)
--------------------------------------------------------------------------------
Net increase/(decrease) in cash and
cash equivalents                              18           318         336
--------------------------------------------------------------------------------
Cash and cash equivalents at start of
year                                          23           645         668
Exchange gains/(losses) on cash and
cash equivalents                               -             5           5
--------------------------------------------------------------------------------
Cash and cash equivalents at end of
year                                          41           968       1,009
--------------------------------------------------------------------------------


Consolidated net debt
As at 31 March 2005



                                              UK          IFRS
                                            GAAP   adjustments         IFRS
                                        (audited)   (unaudited)  (unaudited)
                                            GBPm          GBPm         GBPm
--------------------------------------------------------------------------------

Cash and cash equivalents                     41           968       1,009
Other financial assets                     1,285          (968)        317
--------------------------------------------------------------------------------
                                           1,326             -       1,326
Euro medium-term notes (net of issue
costs)                                    (1,056)          (22)     (1,078)
Non-current derivative financial
instruments                                    -            21          21
Loan notes                                    (7)            -          (7)
Obligations under finance leases and
hire purchase contracts                     (308)            -        (308)
Other loans and borrowings                   (33)            -         (33)
--------------------------------------------------------------------------------
Net debt                                     (78)           (1)        (79)
--------------------------------------------------------------------------------


4. Six months ended 30 September 2004

Consolidated income statement - IFRS format
Six months ended 30 September 2004



                                              UK           IFRS
                                            GAAP    adjustments         IFRS
                                        (audited)    (unaudited)  (unaudited)
                                            GBPm           GBPm         GBPm
--------------------------------------------------------------------------------
Revenue                                     3,285           (58)      3,227
Cost of sales                              (1,844)           58      (1,786)
--------------------------------------------------------------------------------
Gross profit                                1,441             -       1,441

Administrative expenses                    (1,190)           99      (1,091)

EBITDA1                                       851            (1)        850
Depreciation before exceptional items        (413)           89        (324)
Goodwill amortisation                        (100)          100           -
UMTS licences amortisation                    (50)            -         (50)
Other amortisation                            (37)          (89)       (126)
--------------------------------------------------------------------------------
Operating profit                              251            99         350

Share of result of joint ventures and
associated undertakings                        (4)            -          (4)
Net financing costs                            (8)            1          (7)
--------------------------------------------------------------------------------
Profit before taxation                        239           100         339
Taxation                                       (3)            -          (3)
--------------------------------------------------------------------------------
Profit for the period attributable to
equity shareholders                           236           100         336
--------------------------------------------------------------------------------
Basic earnings per share (pence)              2.7           1.2         3.9
--------------------------------------------------------------------------------
Diluted earnings per share (pence)            2.7           1.1         3.8
--------------------------------------------------------------------------------

Consolidated statement of recognised income and expense - IFRS format Six months ended 30 September 2004


                                              UK          IFRS
                                            GAAP   adjustments         IFRS
                                        (audited)   (unaudited)  (unaudited)
                                            GBPm          GBPm         GBPm
--------------------------------------------------------------------------------

Exchange differences on translation of
foreign operations                             71            54         125
Net investment hedges                           -           (54)        (54)
--------------------------------------------------------------------------------
Net income recognised directly in
reserves                                       71             -          71
Profit for the financial year                 236           100         336
--------------------------------------------------------------------------------
Total recognised gains relating to the
year                                          307           100         407
--------------------------------------------------------------------------------

1EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates. EBITDA is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit or profit before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.

UK GAAP to IFRS restatement - detailed adjustments in IFRS format
Consolidated profit and loss account
Six months ended 30 September 2004


                                    --------------------------------------------------------------
                                    Adjustments
                                    --------------------------------------------------------------
                                              1              2           4             5        10
                               As                                   Share-
                       previously       Revenue       Goodwill       based     Financial  Software
                         reported   recognition   amortisation    payments   instruments   reclass     IFRS
                             GBPm          GBPm           GBPm        GBPm          GBPm      GBPm     GBPm
------------------------------------------------------------------------------------------------------------
Revenue                     3,285           (58)                                                      3,227
Cost of sales              (1,844)           58                                                      (1,786)
------------------------------------------------------------------------------------------------------------
Gross profit                1,441             -              -           -             -         -    1,441

Administrative
expenses                   (1,190)                         100          (1)                          (1,091)

EBITDA                        851             -              -          (1)            -         -      850
Depreciation                 (413)                                                              89     (324)
Goodwill
amortisation                 (100)                         100                                            -
UMTS licences
amortisation                  (50)                                                                      (50)
Other
amortisation                  (37)                                                             (89)    (126)
------------------------------------------------------------------------------------------------------------
Operating
profit                        251             -            100          (1)            -         -      350

Share of
result of
joint ventures
and associated
undertakings                   (4)                                                                       (4)
Net financing
costs                          (8)                                                     1                 (7)
------------------------------------------------------------------------------------------------------------
Profit before
taxation                      239             -            100          (1)            1         -      339
Taxation                       (3)                                                                       (3)
------------------------------------------------------------------------------------------------------------
Profit for the
period
attributable
to equity
shareholders                  236             -            100          (1)            1         -      336
------------------------------------------------------------------------------------------------------------


Consolidated balance sheet - IFRS format
As at 30 September 2004


                                              UK          IFRS
                                            GAAP   adjustments         IFRS
                                            GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Assets
Non-current assets
Property, plant and equipment               4,218          (573)     3,645
Goodwill                                    3,112           100      3,212
Other intangible assets                     4,197           560      4,757
Derivative financial instruments                -            23         23
Investments in joint ventures and
associated undertakings                         4             -          4
--------------------------------------------------------------------------------
                                           11,531           110     11,641
--------------------------------------------------------------------------------
Current assets
Inventory                                     108             -        108
Trade and other receivables                 1,123            (4)     1,119
Derivative financial instruments                -            25         25
Other financial assets                      1,163          (813)       350
Cash and cash equivalents                      30           813        843
--------------------------------------------------------------------------------
                                            2,424            21      2,445
--------------------------------------------------------------------------------
Current liabilities
Borrowings                                    (54)          (51)      (105)
Derivative financial instruments              (24)            -        (24)
Trade and other payables                   (1,822)           23     (1,799)
Current tax liabilities                       (12)            -        (12)
Provisions                                    (17)            -        (17)
--------------------------------------------------------------------------------
                                           (1,929)          (28)    (1,957)
--------------------------------------------------------------------------------
Net current assets                            495            (7)       488
--------------------------------------------------------------------------------
Total assets less current liabilities      12,026           103     12,129
--------------------------------------------------------------------------------
Non-current liabilities
Borrowings                                 (1,375)          (24)    (1,399)
Retirement benefit obligations                (16)          (89)      (105)
Trade and other payables                      (48)           11        (37)
Deferred tax liabilities                     (134)         (358)      (492)
Provisions                                    (50)            -        (50)
--------------------------------------------------------------------------------
                                           (1,623)         (460)    (2,083)
--------------------------------------------------------------------------------
Net assets                                 10,403          (357)    10,046
--------------------------------------------------------------------------------

Equity
Ordinary share capital                          9             -          9
Share premium                                   4             -          4
Other reserves                             10,513            (2)    10,511
Retained earnings                            (123)         (355)      (478)
--------------------------------------------------------------------------------
Total equity                               10,403          (357)    10,046
--------------------------------------------------------------------------------

UK GAAP to IFRS restatement - detailed adjustments in IFRS format
Consolidated balance sheet
As at 30 September 2004


                               ---------------------------------------------------------------------
                               Adjustments
                               ---------------------------------------------------------------------
                               2        3          5         6        8         9        10       12
                                                                    De-
                        Goodwill                          UMTS   ferred     Other
                     UK  amorti-            Financial  licence    taxa-  employee  Software     Cash
                   GAAP   sation  Pension instruments creditor     tion  benefits   reclass  reclass    IFRS
                   GBPm     GBPm     GBPm        GBPm     GBPm     GBPm      GBPm      GBPm     GBPm    GBPm
-------------------------------------------------------------------------------------------------------------
Assets
Non-current
assets
Property,
plant and
equipment         4,218                                                                (573)            3,645
Goodwill          3,112       100                                                                       3,212
Other
intangible
assets            4,197                                    (13)                         573             4,757
Derivative
financial
instruments           -                            23                                                      23
Investments in
joint ventures
and associated
undertakings          4                                                                                     4
-------------------------------------------------------------------------------------------------------------
                 11,531       100       -          23      (13)       -         -         -        -   11,641
-------------------------------------------------------------------------------------------------------------

Current assets
Inventory           108                                                                                   108
Trade and
other
receivables       1,123                (4)                                                              1,119
Derivative
financial
instruments           -                            25                                                      25
Other
financial
assets            1,163                                                                         (813)     350
Cash and cash
equivalents          30                                                                          813      843
-------------------------------------------------------------------------------------------------------------
                  2,424         -      (4)         25        -        -         -         -        -    2,445
-------------------------------------------------------------------------------------------------------------
Current
liabilities
Borrowings          (54)                          (51)                                                   (105)
Derivative
financial
instruments         (24)                                                                                  (24)
Trade and
other payables   (1,822)                           25                          (2)                     (1,799)
Current tax
liabilities         (12)                                                                                  (12)
Provisions          (17)                                                                                  (17)
-------------------------------------------------------------------------------------------------------------
                 (1,929)        -       -         (26)       -        -         (2)       -        -   (1,957)
-------------------------------------------------------------------------------------------------------------
Net current
assets              495         -      (4)         (1)       -        -         (2)       -               488
-------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities      12,026       100      (4)         22      (13)       -         (2)       -        -   12,129
-------------------------------------------------------------------------------------------------------------
Non-current
liabilities
Borrowings       (1,375)                          (24)                                                 (1,399)
Retirement
benefit
obligations         (16)              (89)                                                               (105)
Trade and
other payables      (48)                                    11                                            (37)
Deferred tax
liabilities        (134)                                           (358)                                 (492)
Provisions          (50)                                                                                  (50)
--------------------------------------------------------------------------------------------------------------
                 (1,623)        -      (89)       (24)      11     (358)         -        -        -   (2,083)
--------------------------------------------------------------------------------------------------------------
Net assets       10,403       100      (93)        (2)      (2)    (358)        (2)       -        -   10,046
--------------------------------------------------------------------------------------------------------------

Equity
Ordinary share
capital               9                                                                                     9
Share premium         4                                                                                     4
Other reserves   10,513                            (2)                                                 10,511
Retained
earnings           (123)      100      (93)         -       (2)    (358)        (2)                      (478)
--------------------------------------------------------------------------------------------------------------
Total equity     10,403       100      (93)        (2)      (2)    (358)        (2)       -        -   10,046
--------------------------------------------------------------------------------------------------------------


UK GAAP to IFRS format reconciliation
Consolidated balance sheet
As at 30 September 2004


                                --------------------------------------------------------------
                                Reclassifications
                                --------------------------------------------------------------
                           As   Goodwill     Financial Provisions       Current   Non-current   UK GAAP
                   previously              instruments   analysis   liabilities   liabilities  balances
                     reported                                                                        in
                                                                                                   IFRS
                                                                                                 format
                         GBPm       GBPm          GBPm       GBPm          GBPm          GBPm      GBPm
----------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                             Non current
                                                                                                         assets
                                   3,112                                                         3,112   Goodwill
Intangible
assets                  7,309     (3,112)                                                        4,197   Other
                                                                                                         intangible
                                                                                                         assets
Tangible
assets                  4,218                                                                    4,218   Property,
                                                                                                         plant and
                                                                                                         equipment
Investments                 4                                                                        4   Investments
                                                                                                         in JV's and
                                                                                                         associates
----------------------------------------------------------------------------------------------------------------------
                       11,531          -             -          -             -             -   11,531
----------------------------------------------------------------------------------------------------------------------
Current assets                                                                                           Current
                                                                                                         assets
Stocks                    108                                                                      108   Inventory
Debtors                 1,131                       (8)                                          1,123   Trade and
                                                                                                         other
                                                                                                         receivables
Investments             1,163                                                                    1,163   Other
                                                                                                         financial
                                                                                                         assets
Cash at bank
and in hand                30                                                                       30   Cash and cash
                                                                                                         equivalents
----------------------------------------------------------------------------------------------------------------------
                        2,432          -            (8)         -             -             -    2,424
                                                                                                         Current
                                                                                                         liabilities
Creditors:
amounts
falling due
within one
year                   (1,920)                      32                    1,834                    (54)  Borrowings
                                                   (24)                                            (24)  Derivative
                                                                                                         financial
                                                                                                         instruments
                                                                         (1,822)                (1,822)  Trade and
                                                                                                         other
                                                                                                         payables
                                                                            (12)                   (12)  Current tax
                                                                                                         liabilities
                                                              (17)                                 (17)  Provisions
----------------------------------------------------------------------------------------------------------------------
                       (1,920)         -             8        (17)            -             -   (1,929)
----------------------------------------------------------------------------------------------------------------------
Net current
assets                    512          -             -        (17)            -             -      495
----------------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities            12,043          -             -        (17)            -             -   12,026
----------------------------------------------------------------------------------------------------------------------
                                                                                                         Non- current
                                                                                                         liabilities
Creditors:
amounts
falling due
after more
than one year          (1,423)                                                             48   (1,375)  Borrowings
                                                              (16)                                 (16)  Retirement
                                                                                                         benefit
                                                                                                         obligation
                                                                                          (48)     (48)  Trade and
                                                                                                         other
                                                                                                         payables
                                                             (134)                                (134)  Deferred tax
                                                                                                         liability
Provisions for
liabilities
and charges              (217)                                167                                  (50)  Provisions
----------------------------------------------------------------------------------------------------------------------
Net assets             10,403          -             -          -             -             -   10,403   Net assets
----------------------------------------------------------------------------------------------------------------------

Capital and
reserves
Called up
share capital               9                                                                        9   Ordinary
                                                                                                         share
                                                                                                         capital
Share premium               4                                                                        4   Share
                                                                                                         premium
Other reserves         10,513                                                                   10,513   Other
                                                                                                         reserves
Profit and
loss account             (123)                                                                    (123)  Retained
                                                                                                         earnings
----------------------------------------------------------------------------------------------------------------------
Shareholders'
funds                  10,403          -             -          -             -             -   10,403   Total
                                                                                                        equity
----------------------------------------------------------------------------------------------------------------------

Consolidated cash flow statement - IFRS format
Six months ended 30 September 2004


                                                UK          IFRS
                                              GAAP   adjustments        IFRS
                                              GBPm          GBPm        GBPm
--------------------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations                 787             -        787
Tax paid                                        (4)            -         (4)
--------------------------------------------------------------------------------
Net cash from operating activities             783             -        783
--------------------------------------------------------------------------------
Cash flows from investing activities
Purchase of property, plant and equipment     (579)           45       (534)
Purchase of intangible assets                  (57)          (45)      (102)
Management of other financial assets          (147)          160         13
Dividends received from associated
undertakings                                     7             -          7
Interest received                               12             1         13
--------------------------------------------------------------------------------
Net cash used in investing activities         (764)          161       (603)
--------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from issue of ordinary share
capital                                          1             -          1
Interest paid                                  (22)            -        (22)
Purchase of own shares                          (1)            -         (1)
Settlement of cross-currency swaps              22             -         22
Settlement of forward foreign exchange          (1)            -         (1)
contracts
Repayment of borrowings including finance      (11)            -        (11)
leases
--------------------------------------------------------------------------------
Net cash used in financing activities          (12)            -        (12)
--------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash         7           161        168
equivalents
--------------------------------------------------------------------------------
Cash and cash equivalents at start of           23           645        668
year
Exchange gains/(losses) on cash and cash         -             7          7
equivalents
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        30           813        843
--------------------------------------------------------------------------------


Consolidated net debt
As at 30 September 2004



                                                UK          IFRS
                                              GAAP   adjustments       IFRS
                                              GBPm          GBPm       GBPm
--------------------------------------------------------------------------------
Cash and cash equivalents                       30           813        843
Other financial assets                       1,163          (813)       350
--------------------------------------------------------------------------------
                                             1,193             -      1,193
Euro medium-term notes (net of issue        (1,056)          (24)    (1,080)
costs)
Non-current derivative financial                 -            23         23
instruments
Loan notes                                      (7)            -         (7)
Obligations under finance leases and hire
purchase                                      (333)            -       (333)
contracts
Other loans and borrowings                     (33)            -        (33)
--------------------------------------------------------------------------------
Net debt                                      (236)           (1)      (237)
--------------------------------------------------------------------------------


5. IFRS transitional balance sheet at 1 April 2004

Transition consolidated balance sheet - IFRS format
As at 1 April 2004


                                                UK          IFRS
                                              GAAP   adjustments         IFRS
                                          (audited)   (unaudited)  (unaudited)
                                              GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Assets
Non-current assets
Property, plant and equipment               3,996          (530)      3,466
Goodwill                                    3,189             -       3,189
Other intangible assets                     4,165           517       4,682
Derivative financial instruments                -            56          56
Investments in joint ventures and
associated undertakings                         5             -           5
--------------------------------------------------------------------------------
                                           11,355            43      11,398
--------------------------------------------------------------------------------
Current assets
Inventory                                      84             -          84
Trade and other receivables                   943            (4)        939
Derivative financial instruments                -             2           2
Other financial assets                        993          (645)        348
Cash and cash equivalents                      23           645         668
--------------------------------------------------------------------------------
                                            2,043            (2)      2,041
--------------------------------------------------------------------------------
Current liabilities
Borrowings                                    (53)          (16)        (69)
Derivative financial instruments                -            (1)         (1)
Trade and other payables                   (1,616)           12      (1,604)
Current tax liabilities                        (9)            -          (9)
Provisions                                    (26)            -         (26)
--------------------------------------------------------------------------------
                                           (1,704)           (5)     (1,709)
--------------------------------------------------------------------------------
Net current assets                            339            (7)        332
--------------------------------------------------------------------------------
Total assets less current liabilities      11,694            36      11,730
--------------------------------------------------------------------------------
Non-current liabilities
Borrowings                                 (1,328)          (58)     (1,386)
Retirement benefit obligations                (16)          (89)       (105)
Trade and other payables                      (47)           11         (36)
Deferred tax liabilities                     (137)         (358)       (495)
Provisions                                    (72)            -         (72)
--------------------------------------------------------------------------------
                                           (1,600)         (494)     (2,094)
--------------------------------------------------------------------------------
Net assets                                 10,094          (458)      9,636
--------------------------------------------------------------------------------

Equity
Ordinary share capital                          9             -           9
Share premium                                   3             -           3
Other reserves                             11,074            (2)     11,072
Retained earnings                            (992)         (456)     (1,448)
--------------------------------------------------------------------------------
Total equity                               10,094          (458)      9,636
--------------------------------------------------------------------------------

UK GAAP to IFRS restatement - detailed adjustments in IFRS format
Consolidated balance sheet
As at 1 April 2004


                              -----------------------------------------------------------------------------
                              Adjustments
                              -----------------------------------------------------------------------------
                                     3             5          6           8          9        10        12
                          UK   Pension     Financial       UMTS    Deferred      Other  Software      Cash     IFRS
                        GAAP             instruments    licence    taxation   employee   reclass   reclass
                                                       creditor               benefits
                        GBPm      GBPm          GBPm       GBPm       GBPm        GBPm      GBPm      GBPm     GBPm
--------------------------------------------------------------------------------------------------------------------
Assets
Non-current assets
Property,
plant and
equipment              3,996                                                               (530)             3,466
Goodwill               3,189                                                                                 3,189
Other
intangible
assets                 4,165                                (13)                            530              4,682
Derivative
financial
instruments                -                      56                                                            56
Investments in
joint ventures
and associated
undertakings               5                                                                                     5
--------------------------------------------------------------------------------------------------------------------
                      11,355         -            56        (13)         -          -         -         -   11,398
--------------------------------------------------------------------------------------------------------------------
Current assets
Inventory                 84                                                                                    84
Trade and
other
receivables              943        (4)                                                                        939
Derivative
financial
instruments                -                       2                                                             2
Other
financial
assets                   993                                                                         (645)     348
Cash and cash
equivalents               23                                                                          645      668
--------------------------------------------------------------------------------------------------------------------
                       2,043        (4)            2          -          -          -         -         -    2,041
--------------------------------------------------------------------------------------------------------------------
Current liabilities
Borrowings               (53)                    (16)                                                          (69)
Derivative
financial
instruments                -                      (1)                                                           (1)
Trade and
other payables        (1,616)                     14                               (2)                      (1,604)
Current tax
liabilities               (9)                                                                                   (9)
Provisions               (26)                                                                                  (26)
--------------------------------------------------------------------------------------------------------------------
                      (1,704)        -            (3)         -          -         (2)        -         -   (1,709)
--------------------------------------------------------------------------------------------------------------------
Net current
assets                   339        (4)           (1)         -          -         (2)        -         -      332
--------------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities           11,694        (4)           55        (13)         -         (2)        -         -   11,730
--------------------------------------------------------------------------------------------------------------------
Non-current
liabilities
Borrowings            (1,328)                    (58)                                                       (1,386)
Retirement
benefit
obligations              (16)      (89)                                                                       (105)
Trade and
other payables           (47)                                11                                                (36)
Deferred tax
liabilities             (137)                                         (358)                                   (495)
Provisions               (72)                                                                                  (72)
--------------------------------------------------------------------------------------------------------------------
                      (1,600)      (89)          (58)        11       (358)         -         -         -   (2,094)
--------------------------------------------------------------------------------------------------------------------
Net assets            10,094       (93)           (3)        (2)      (358)        (2)        -         -    9,636
--------------------------------------------------------------------------------------------------------------------

Equity
Ordinary share
capital                    9                                                                                     9
Share premium              3                                                                                     3
Other reserves        11,074                      (2)                                                       11,072
Retained
earnings                (992)      (93)           (1)        (2)      (358)        (2)                      (1,448)
--------------------------------------------------------------------------------------------------------------------
Total equity          10,094       (93)           (3)        (2)      (358)        (2)        -         -    9,636
--------------------------------------------------------------------------------------------------------------------


UK GAAP to IFRS format reconciliation
Consolidated transition balance sheet
As at 1 April 2004


                                    -----------------------------------------------
                                    Reclassifications
                                    -----------------------------------------------
                               As   Goodwill  Provisions       Current   Non-current  UK GAAP
                       previously               analysis   liabilities   liabilities balances
                         reported                                                          in
                                                                                         IFRS
                                                                                       format
                             GBPm       GBPm       GBPm          GBPm          GBPm      GBPm
-----------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                   Non current
                                                                                               assets
                                       3,189                                           3,189   Goodwill
Intangible
assets                      7,354     (3,189)                                          4,165   Other
                                                                                               intangible
                                                                                               assets
Tangible
assets                      3,996                                                      3,996   Property, plant
                                                                                               and equipment
Investments                     5                                                          5   Investments in
                                                                                               JV's and
                                                                                               associates

                           11,355          -          -             -             -   11,355
-----------------------------------------------------------------------------------------------------------------
Current assets                                                                                 Current
                                                                                               assets
Stocks                         84                                                         84   Inventory
Debtors                       943                                                        943   Trade and other
                                                                                               receivables
Investments                   993                                                        993   Other financial
                                                                                               assets
Cash at bank
and in hand                    23                                                         23   Cash and cash
                                                                                               equivalents
-----------------------------------------------------------------------------------------------------------------
                            2,043          -          -             -             -    2,043
                                                                                               Current
                                                                                               liabilities
Creditors:
amounts
falling due
within one
year                       (1,678)                              1,625                    (53)  Borrowings
                                                               (1,616)                (1,616)  Trade and other
                                                                                               payables
                                                                   (9)                    (9)  Current tax
                                                                                               liabilities
                                                    (26)                                 (26)  Provisions
-----------------------------------------------------------------------------------------------------------------
                           (1,678)         -        (26)            -             -   (1,704)
-----------------------------------------------------------------------------------------------------------------
Net current
assets                        365          -        (26)            -             -      339
-----------------------------------------------------------------------------------------------------------------
Total assets
less current
liabilities                11,720          -        (26)            -             -   11,694
-----------------------------------------------------------------------------------------------------------------
                                                                                               Non- current
                                                                                               liabilities
Creditors:
amounts
falling due
after more
than one year              (1,375)                                               47   (1,328)  Borrowings
                                                    (16)                                 (16)  Retirement
                                                                                               benefit
                                                                                               obligation
                                                                                (47)     (47)  Trade and other
                                                                                               payables
                                                   (137)                                (137)  Deferred tax
                                                                                               liability
Provisions for
liabilities
and charges                  (251)                  179                                  (72)  Provisions
-----------------------------------------------------------------------------------------------------------------
Net assets                 10,094          -          -             -             -   10,094   Net assets
-----------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up
share capital                   9                                                          9   Ordinary share
                                                                                               capital
Share premium                   3                                                          3   Share premium
Other reserves             11,074                                                     11,074   Other
                                                                                               reserves
Profit and
loss account                 (992)                                                      (992)  Retained
                                                                                               earnings

Shareholders'
funds                      10,094          -          -             -             -   10,094   Total equity
-----------------------------------------------------------------------------------------------------------------

Consolidated net debt
As at 1 April 2004



                                               UK          IFRS
                                             GAAP   adjustments         IFRS
                                         (audited)   (unaudited)  (unaudited)
                                             GBPm          GBPm         GBPm
--------------------------------------------------------------------------------
Cash and cash equivalents                      23           645         668
Other financial assets                        993          (645)        348
--------------------------------------------------------------------------------
                                            1,016             -       1,016
Euro medium-term notes (net of issue
costs)                                     (1,012)          (58)     (1,070)
Non-current derivative financial
instruments                                     -            56          56
Loan notes                                     (8)            -          (8)
Obligations under finance leases and
hire purchase contracts                      (325)            -        (325)
Other loans and borrowings                    (37)            -         (37)
--------------------------------------------------------------------------------
Net debt                                     (366)           (2)       (368)
--------------------------------------------------------------------------------

6. PricewaterhouseCoopers opinions

Special purpose audit report of PricewaterhouseCoopers LLP to O2 plc on its consolidated IFRS financial information at 1 April 2004 and for the year ended 31 March 2005

We have audited the accompanying consolidated IFRS balance sheet and related notes of O2 plc ('the Company') as at 1 April 2004 and 31 March 2005, and the consolidated IFRS income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended 31 March 2005 (hereinafter referred to as 'the IFRS financial information") set out on pages13 to 18 and pages 25 to 28.

Respective responsibilities of directors and PricewaterhouseCoopers LLP

The IFRS financial information is the responsibility of, and has been approved by, the directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the basis set out in the 'Basis of preparation' section.

Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the basis of preparation set out in section 1 of the IFRS financial information on pages 3 to 6.

This report, including the opinion, has been prepared for and only for the Company for the purposes of assisting with the Company's conversion to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. We also read the other information accompanying the IFRS financial information and consider whether it is consistent with the IFRS financial information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the IFRS financial information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Company's circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw attention to the basis of preparation set out in section 1 which explains that the IFRS financial information has been prepared in accordance with the accounting policies the directors expect to adopt in the Company's first set of consolidated statutory financial statements prepared on an IFRS basis for the year ending 31 March 2006. However, there is the possibility that the IFRS financial information may require adjustment before its inclusion as comparative information in those financial statements as IFRS is subject to on-going review and endorsement by the EU, could be amended by interpretative guidance issued by the International Accounting Standards Board and practice is continuing to evolve.

Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information as at 1 April 2004 and for the year ended 31 March 2005 has been prepared, in all material respects, in accordance with the basis of preparation set out in section 1 on pages 3 to 6, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated financial statements of the Company on an IFRS basis for the year ending 31 March 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
19 July 2005

Special purpose review report of PricewaterhouseCoopers LLP to O2 plc on its consolidated IFRS financial information for the six months ended 30 September 2004

We have been instructed by O2 plc ("the Company") to review the accompanying consolidated IFRS balance sheet and related notes of the Company as at 30 September 2004, and the consolidated IFRS income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the six months ended 30 September 2004, (hereinafter referred to as 'the IFRS interim financial information") set out on pages 19 to 24.

Directors' responsibilities

The IFRS interim financial information is the responsibility of, and has been approved by, the directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the basis set out in the 'Basis of preparation' section.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the IFRS interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the IFRS interim financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Company's conversion to IFRS and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Emphasis of matter

Without qualifying our opinion, we draw attention to the basis of preparation set out in section 1 which explains that the IFRS interim financial information has been prepared in accordance with the accounting policies the directors expect to adopt in the Company's first interim financial statements prepared in accordance with the accounting policies expected to be applied in the Group's first IFRS financial statements for the year ending 31 march 2006.. However, there is the possibility that the IFRS interim financial information may require adjustment before its inclusion as comparative information in that financial statement as IFRS is subject to on-going review and endorsement by the EU, could be amended by interpretative guidance issued by the International Accounting Standards Board and practice is continuing to evolve.

Moreover, we draw attention to the fact that, under IFRS, only a complete set of interim financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS interim financial information for the six months ended 30 September 2004, which has been prepared in accordance with the basis of preparation set out in section 1 on pages 3 to 6, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated financial statements of the Company on an IFRS basis for the year ending 31 March 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
19 July 2005

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:
our annual report and accounts and half-yearly reports;
our press releases and other written materials; and oral statements made by our officers, directors or employees to third parties. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.
Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.
These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.
If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.
The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


O2 plc contacts:
Richard Poston                              David Boyd
Director, Corporate Affairs                 Head of Investor Relations
O2 plc                                      O2 plc
richard.poston@o2.com                       david.boyd@o2.com
-----------------------                     -------------------
t: +44 (0)1753 628039                       t: +44 (0)1753 628230

David Nicholas                              John Crosse
Director of Communications                  Investor Relations Manager
O2 plc                                      O2 plc
david.nicholas@o2.com                       john.crosse@o2.com
-----------------------                     --------------------
t: +44 (0) 771 575 9176                     t: +44 (0)1753 628198

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

O2 press office: 01753 628402

All O2 Group news releases can be accessed at our web site: www.o2.com
(end)




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 20 July 2005                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary